FIRST AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS FIRST AMENDMENT dated as of the 12th day of November, 2012, to the Investment Advisory Agreement, dated as of May 4, 2011, (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Tortoise Capital Advisors, L.L.C, a Delaware limited liability company (“Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate newly created series of the Trust; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto to add the Tortoise North American Energy Independence Fund and the Tortoise Energy Income Select Fund, each a new series of Managed Portfolio Series.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:	/s/ James R. Arnold
James R. Arnold
President and Principal Executive Officer

TORTOISE CAPITAL ADVISORS, L.L.C.:

By:	/s/ Terry Matlack
Terry Matlack
Managing Director

SCHEDULE A

FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

Tortoise MLP & Pipeline Fund	0.85%
Tortoise Energy Income Select Fund	0.85%
Tortoise North American Energy Independence Fund	0.85%